

Mail Stop 3233

July 12, 2018

<u>Via E-mail</u>
Douglas W. Vicari
Executive Vice President and Chief Financial Officer
Chesapeake Lodging Trust
4300 Wilson Boulevard, Suite 625
Arlington, VA 22203

> **Re:** **Chesapeake Lodging Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 15, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 1, 2018**
> **File Nos. 1-34572**

Dear Mr. Vicari:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2018

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 10

1. Please tell us how you considered the disclosure requirements outlined in ASC 606-10-50-12 through 50-15 and 606-10-50-17 through 50-20 in relation to your revenues from contracts with customers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities